EXHIBIT 12

EOG RESOURCES, INC.
Computation of Ratio of Earnings to Fixed Charges and to
Combined Fixed Charges and to Preferred Stock Dividends
(In Thousands)
(Unaudited)

Year Ended December 31		2012	2011	2010	2009	2008

EARNINGS AVAILABLE FOR FIXED CHARGES:
Net Income		$570,279	$1,091,123	$160,654	$546,627	$2,436,919
Less:	Capitalized Interest	(49,702)	(57,741)	(76,300)	(54,919)	(42,628)
Add:	Fixed Charges	323,965	315,702	237,590	181,426	117,568
Income Tax Provision		710,461	818,676	247,322	325,384	1,309,620
TOTAL EARNINGS AVAILABLE FOR FIXED CHARGES		$1,555,003	$2,167,760	$569,266	$998,518	$3,821,479

FIXED CHARGES:
Interest Expense		$205,789	$197,572	$125,073	$97,751	$49,899
Capitalized Interest		49,702	57,741	76,300	54,919	42,628
Capitalized Expense Related to Indebtedness		7,763	12,791	4,513	3,150	1,759
Rental Expense Representative of Interest Factor		60,711	47,598	31,704	25,606	23,282
TOTAL FIXED CHARGES		323,965	315,702	237,590	181,426	117,568
Preferred Stock Dividends on a Pre-tax Basis		-	-	-	-	681

COMBINED TOTAL FIXED CHARGES AND PREFERRED STOCK DIVIDENDS		$323,965	$315,702	$237,590	$181,426	$118,249

RATIO OF EARNINGS TO FIXED CHARGES		4.80	6.87	2.40	5.50	32.50

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS		4.80	6.87	2.40	5.50	32.32